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                                                                    June 6, 2001


Apria Healthcare Group Inc.
3560 Hyland Avenue
Costa Mesa, CA 92626

Credit Suisse First Boston Corporation
Bank of America Securities LLC
J. P. Morgan Securities Inc.
UBS Warburg
c/o  Credit Suisse First Boston Corporation
     Eleven Madison Avenue
     New York, NY   10010-3629


Dear Sirs:

     As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for the common stock, $0.001 par value (the "SECURITIES"), of Apria Healthcare Group Inc. and any successor (by merger or otherwise) thereto, (the "COMPANY"), the undersigned hereby agrees that from the date hereof and until 90 days after the public offering date set forth on the final prospectus used to sell the Securities (the "PUBLIC OFFERING DATE") pursuant to the Underwriting Agreement, to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation. The foregoing sentence shall not apply to the sale of Securities pursuant to the Underwriting Agreement. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston Corporation, it will not, during the period commencing on the date hereof and ending 90 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

     Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities to an affiliate may be made, provided that, as a condition to such transfer, the transferee agrees to be bound in writing for your benefit by the terms of this Agreement.

     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.


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     This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before September 30, 2001 or if the Company shall have terminated the public offering prior to that date.


                                       Very truly yours,

                                       RELATIONAL INVESTORS LLC

                                       by /s/ RALPH V. WHITWORTH
                                          Name: Ralph V. Whitworth
                                          Title: Managing Member